Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
U.S. Subsidiaries

Name of Subsidiaries	State of Organization	Trade Names

Penn Octane International, L.L.C.	Delaware	None
Rio Vista Operating GP LLC	Delaware	None
Rio Vista Operating Partnership L.P.	Delaware	None
Rio Vista E & P LLC	Oklahoma	None
Rio Vista Eco LLC	Oklahoma	None
Rio Vista GO LLC	Oklahoma	None
Rio Vista Penny LLC	Oklahoma	None
Regional Enterprises, Inc.	Virginia	None